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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25


                             COMMISSION FILE NUMBER:

                                     0-10065


                           NOTIFICATION OF LATE FILING


              (CHECK ONE): / / FORM 10-K / / FORM 11-K / / FORM 2-F
                         /X/ FORM 10-QSB / / FORM N-SAR

                                FOR PERIOD ENDED:

                                 MARCH 31, 2001

      / / TRANSITION REPORT ON FORM 10-K / / TRANSITION REPORT ON FORM 10-Q / / TRANSITION REPORT ON FORM 20-F / / TRANSITION REPORT ON FORM N-SAR
                       / / TRANSITION REPORT ON FORM 11-K

                          FOR TRANSITION PERIOD ENDED:


             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

      IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE,
             IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:




                         PART I. REGISTRANT INFORMATION

                             FULL NAME OF REGISTRANT

                                DYNAMIC I-T, INC.
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Former name if applicable

                  Colorado Gold & Silver, Inc.

Address of principal executive office (Street and Number)

                   2504 Eleventh Street

City, State and Zip Code

                   Santa Monica, California 90405

                        PART II. RULE 12b-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to this Rule 12-b25 (b), the following should be completed. (Check box if appropriate).

[X]
         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Registrant requires additional time to finalize certain disclosure information necessary to accurately complete Form 10-QSB for the quarter ended March 31, 2001. Registrant acquired BankNet, Kft., a company organized under the laws of the Republic of Hungary ("BankNet"), during fiscal 2000 and is completing consolidated financial statements including BankNet's financial results. In accordance with Hungarian corporate law, however, BankNet is required to prepare financial statements in accordance with International Accounting Standards rather than with Generally Accepted Accounting Principles ("GAAP"). Therefore, in order for comparisons to be done accurately in accordance with GAAP and, the standards of the Securities and Exchange Commission, BankNet's financial statements for the applicable period must be converted to GAAP, consolidated with the Registrant's and reviewed by the Registrant's accountants prior to filing. For these reasons, the Company will file its March 31, 2001 10-QSB late.
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                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                  Patrick D. Doyle          01144207             628-2681
                  ----------------          --------             --------

                      (Name)             (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 of 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                  /X / Yes /  / No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       /X/ Yes          /  / No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The anticipated change in the Registrant's results of operations from the corresponding period for the comparable quarter ended last year results from the acquisition of BankNet. The consolidation of the financial results of the Registrant and BankNet may result in a significant change in the Company's results of operations due to currency rate fluctuations between the U.S. dollar and the Hungarian Forint as well as the rate of inflation of the Hungarian Forint. For these reasons, a reasonable estimate of the results cannot be made at this time.
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                                DYNAMIC I-T INC.

                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2001



By :     Patrick D. Doyle

         /s/ Patrick D. Doyle
         --------------------
         Patrick D. Doyle
         Director